UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
March 28, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
March 28, 2008
Siemens AG announced today that it has been notified of an unsolicited “mini-tender offer” made by TRC Capital Corporation, a private Canadian company, to purchase an aggregate of up to 1,000,000 American Depositary Shares (ADS) (approximately 0.1% of the outstanding ordinary shares) of Siemens AG at a price of US$122.00 per ADS.
Siemens AG is not in any way associated with TRC or with the “mini-tender offer” or the related offer materials. We express no opinion and remain neutral with respect to this mini-tender offer. We urge shareholders to consult their financial advisors, obtain current market quotes for their securities, make informed investment decisions and exercise caution in connection with this unsolicited offer. Since mini-tender offers do not provide the same disclosure and procedural protection of larger, more traditional tender offers, we encourage shareholders to review the advisory statement of the Securities and Exchange Commission (http://sec.gov/investor/pubs/minitend.htm) and the Information Memo Number 01-27 issued by the New York Stock Exchange on Sept. 28, 2001, regarding the dissemination of mini-tender offer materials, which can be found under the “Market Professional — Information Memos” tab on the NYSE’s website at www.nyse.com.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

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Siemens AG	Wolfram Trost
Corporate Communications and Government Affairs Media Relations 80200 Munich	80312 Munich Tel.: +49 89 636-34794; Fax: -32825 E-Mail: wolfram.trost@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: March 28, 2008	/s/ Dr. Werner Paul Schick
	Name:	Dr. Werner Paul Schick
	Title:	Senior Counsel

/s/ Dr. Joachim Beer
	Name:	Dr. Joachim Beer
	Title:	Equity Capital Markets